SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

UDR, Inc.
(Name of Subject Company (Issuer))
UDR, Inc.
(Name of Filing Persons (Issuer))
4.00% Convertible Senior Notes due 2035
(Titles of Classes of Securities)
910197 AJ 1
910197 AK 8
(CUSIP Number of Class of Securities)

Warren L. Troupe	With copy to:
Senior Executive Vice President	David M. Lynn, Esq.
UDR, Inc.	Lawrence R. Bard, Esq.
1745 Shea Center Drive, Suite 200	Morrison & Foerster LLP
Highlands Ranch, Colorado 80129	2000 Pennsylvania Avenue NW, Suite 6000
(720) 283-6120	Washington, DC 20006
(202) 887-1500
Fax: (202) 785-7530

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Filing
Person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$167,750,000	$19,475.78

*	Estimated for purposes of calculating the filing fee only. The purchase price of the 4.00% Convertible Senior Debentures due 2035 (the “Securities”), is equal to 100% of the principal amount of those Securities, excluding accrued and unpaid interest and certain other amounts, if any. As of January 6, 2011, there was $167,750,000 in aggregate principal amount of Securities outstanding, resulting in an aggregate maximum purchase price of $167,750,000, excluding accrued and unpaid interest and certain other amounts, if any.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals $116.10 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No. Not Applicable	Date Filed: Not Applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 1 through 9
Item 10. Financial Statements
Item 11. Additional Information
Item 12. Exhibits
Item 13. Information Required by Schedule 13E-3
SIGNATURES
INDEX TO EXHIBITS
EX-99.A.1.A
EX-99.A.1.B
EX-99.A.5

INTRODUCTORY STATEMENT
     As required by, pursuant to the terms of and subject to the conditions set forth in the indenture, dated as of December 19, 2005 (the “Indenture”), between UDR, Inc. (formerly United Dominion Realty Trust, Inc.), a Maryland corporation (the “Company”), and U.S. Bank, National Association, as trustee (the “Trustee”), for the Company’s 4.00% Convertible Senior Notes due 2035 (the “Securities”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each holder (the “Holder”) of the Securities to sell and the obligation of the Company to repurchase the Securities as set forth in the Issuer Repurchase Notice for 4.00% Convertible Senior Notes due 2035, dated January 7, 2011 (the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”).
     This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended.
Items 1 through 9.
     The Company is the issuer of the Securities and is obligated to repurchase all of the Securities if validly surrendered by the Holders under the terms and subject to the conditions set forth in the Put Option. The Securities are convertible into cash and shares of common stock, $0.01 par value per share, of the Company, if any, subject to the terms, conditions and adjustments specified in the Indenture and the Securities. The Company maintains its registered and principal executive offices at 1745 Shea Center Drive, Suite 200, Highlands Ranch, Colorado 80129 and the telephone number there is (720) 283-6120. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Option is incorporated by reference into this Schedule TO.
Item 10. Financial Statements.
     (a) Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to surrender the Securities to the Company because (i) the consideration being paid to Holders surrendering Securities consists solely of cash, (ii) the Put Option is not subject to any financing conditions, (iii) the Put Option applies to all outstanding Securities and (iv) the Company is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.
     (b) Not applicable.
Item 11. Additional Information.
     (a) Not applicable.
     (b) Not applicable.
Item 12. Exhibits.
     (a)(1)(A) Issuer Repurchase Notice for 4.00% Convertible Senior Notes due 2035, dated January 7, 2011.
     (a)(1)(B) Form W-9.
     (a)(5) Press release issued by the Company on January 7, 2011.
     (b) Not applicable
     (c) Not applicable
     (d) Indenture, dated as of December 19, 2005, between the Company, as issuer, and U.S. Bank, National Association, as Trustee, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 19, 2005.
     (g) Not applicable.
     (h) Not applicable.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UDR, INC.

By: Name:	/s/ Warren L. Troupe Warren L. Troupe
Title:	Senior Executive Vice President
Date: January 7, 2011

INDEX TO EXHIBITS
Exhibit 99(a)(1)(A) Issuer Repurchase Notice for 4.00% Convertible Senior Debentures due 2035, dated January 7, 2011.
Exhibit 99(a)(1)(B) Form W-9.
Exhibit 99(a)(5) Press release issued by the Company on January 7, 2011.
Exhibit 99(d) Indenture, dated as of December 19, 2005, between the Company, as issuer, and U.S. Bank, National Association, as Trustee, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 19, 2005.